UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	Management's discussion and analysis of financial condition and results of operations for the quarter ended June 30, 2008.
2.	Interim consolidated financial statements for the quarter ended June 30, 2008.
3.	Certification of Interim Filings - CEO
4.	Certification of Interim Filings - CFO

CORRIENTE RESOURCES INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

For the Three and Six–Month Periods Ended June 30, 2008
(Expressed in Canadian dollars unless otherwise noted)

August 11, 2008

This Management's Discussion and Analysis supplements, but does not form part of, the unaudited interim consolidated financial statements of Corriente Resources Inc. ("Corriente" or "the company") and the notes thereto for the six-month period ended June 30, 2008. Consequently, the following discussion and analysis of the financial condition and results of operations for Corriente should be read in conjunction with the unaudited interim consolidated financial statements and related notes thereto for the three and six-month periods ended June 30, 2008 and with the company's audited consolidated financial statements for the year ended December 31, 2007 and related notes thereto, which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The accounting policies have been consistently followed in preparation of these financial statements, except that the company has adopted the guidelines governed by Sections 1535, 3862 and 3863 of the CICA Handbook, "Capital Disclosures", "Financial Instruments – Disclosures" and "Financial Instruments – Presentation", respectively, commencing January 1, 2008.

The above-referenced financial statements and other information, including the company's Annual Information Form, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The company's shares are listed on the Toronto Stock Exchange (under the symbol "CTQ") and on the American Stock Exchange (under the symbol "ETQ").

Cautionary Statement on Forward-Looking Statements

This Management's Discussion and Analysis ("MD&A") contains forward-looking statements that relate to future events or Corriente's future performance. All statements other than statements of historical fact are forward-looking statements. These statements include, but are not limited to, statements concerning the future financial and operating performance of Corriente, its subsidiaries and its current and proposed mineral projects; the future price of copper, gold and other precious and base metals; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; anticipated costs of production; working capital requirements; capital and exploration expenditures; costs and timing of mine development, processing facility construction and the development of new deposits; costs and timing of future exploration; requirements for additional capital; government regulation of mining operations; environmental risks; reclamation expenses; title disputes or claims; limitation of insurance coverage; and the timing and possible outcome of pending litigation and regulatory matters.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "proposes", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Corriente to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to, general business and economic uncertainties; exploration and mining risks; uncertainties relating to surface rights; the actual results of current exploration activities; realization of resource estimates; ability to obtain financing; actual results of reclamation activities; the outcome of negotiations; conclusions of economic evaluations and studies; changes in project parameters and returns as plans continue to be refined; future prices of copper, gold, and other precious and base metals; increased competition in the mining industry for properties, equipment and qualified personnel; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation; the risk of arbitrary changes in law; title risks; risks relating to repatriation of earnings; social and political risks associated with operations in foreign countries; the risk of loss of key personnel; significant fluctuations in the exchange rates for United States and Canadian currency; and delays in the completion of development and construction activities.

The forward-looking statements contained herein are based on a number of assumptions that the company believes are reasonable, but may prove to be incorrect. These assumptions include, but are not limited to, assumptions that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for copper and gold develop as expected; that the company receives regulatory approvals for its exploration and development projects on a timely basis; that the company is able to obtain financing for the company's development projects on reasonable terms; that engineering and construction timetables and capital costs for the company's development projects are not incorrectly estimated or affected by unforeseen circumstances; that the company's reserve estimates are within reasonable bounds of accuracy and that the geological, operational and price assumptions on which they are based are reasonable; and that the company is able to hire the personnel it needs to carry out its business plan.

The foregoing lists of factors and assumptions are not exhaustive. You should also consider carefully the matters discussed under the heading "Risk Factors" elsewhere in this MD&A. Forward-looking statements contained herein are made as of the date hereof (or of the date of a document incorporated herein by reference, as applicable). The company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing lists of factors and assumptions, whether as a result of new information, future events or results or otherwise, except as required by law. Because forward-looking statements are inherently uncertain, readers should not place undue reliance on them. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

Cautionary Note to US Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101 ("NI 43-101") Standards of Disclosure for Mineral Projects, an instrument made under Canadian securities regulations. While the terms "Mineral resource", "Measured mineral resource", "Indicated mineral resource" and "Inferred mineral resource" are recognized and required by Canadian regulations, they are not defined or recognized by the US Securities and Exchange Commission ("SEC"). As such, information contained in this MD&A concerning descriptions of mineralization and resources, as determined in accordance with Canadian standards, may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "Inferred mineral resource" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the mineral resources in these categories will ever be upgraded to a higher category of resource.

John Drobe, P.Geo., the company's Chief Geologist, is the Qualified Person as defined by NI 43-101 and responsible for the preparation of the technical disclosure in this document, unless otherwise noted.

General Corporate

Outstanding Share Data

The company's authorized capital consists of an unlimited number of common shares without par value.

As at August 11, 2008, there were 75,042,393 issued and outstanding common shares, and options to purchase an aggregate of 3,192,500 common shares, of which 1,613,439 had vested in accordance with the vesting provisions discussed below:

Incentive Stock Option Plan

Under the company's Incentive Stock Option Plan (the "Plan"), the number of shares that may be reserved for grant under the Plan is a rolling maximum of 10% of the number of common shares actually outstanding immediately prior to the grant of any particular option.

The exercise price established for options granted under the Plan is equal to the closing market price of the company's shares on the Toronto Stock Exchange on the trading day immediately prior to the grant of the option.

Options granted generally have expiry dates five years from the date of grant and the following vesting provisions:

  Options granted to executive officers, directors and other head office personnel vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente or the attainment of clearly identified milestones, as determined by the company's directors.

  Options granted to Corriente subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company's directors.

The following summarizes the stock options granted in the first six months of 2008:

Date of grant	Date of expiry	Exercise	Recipients	Granted
		Price
January 2, 2008	January 2, 2013	$5.41	Head office employee and	320,000
			executive officers
June 1, 2008	June 1, 2013	$4.60	Head office employees	85,000
June 1, 2008	June 1, 2013	$4.60	Subsidiary office employees	275,000
			and consultants
June 1, 2008	June 1, 2013	$4.60	Directors	125,000
			Total	805,000

The following is a summary of stock option transactions during the first six months of 2008:

	Number of	Weighted average
	options	exercise price

Balance at December 31, 2007	2,702,500	$4.19
Granted	805,000	4.92
Exercised	(95,000)	2.33
Forfeited	(200,000)	4.79
Balance at June 30, 2008	3,212,500	$4.39

Of the 805,000 options granted in the first six months of 2008, 20,000 had vested as at June 30, 2008. As at June 30, 2008, 1,442,033 of the company's 3,212,500 outstanding stock options had vested in accordance with the above-referenced vesting provisions.

Business of the company

Corriente is a Canadian-based junior resource company engaged in the exploration and development of copper mineral properties located primarily in the Rio Zamora copper porphyry district (known as the "Corriente Copper Belt"), in the Morona-Santiago and Zamora-Chinchipe provinces of Ecuador. Under various agreements signed with certain subsidiaries of BHP Billiton Plc ("BHP Billiton"), the company has earned a 100% interest in certain mineral property concessions in the Corriente Copper Belt, the most advanced of which are the Mirador Project and the Panantza-San Carlos Project. The concessions acquired from BHP Billiton are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, although the company has options to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos mineral properties upon the payment of US$2 million to BHP Billiton for each such option exercised.

Corriente controls a 100% interest in approximately 62,000 hectares located within the Corriente Copper Belt (the "Belt"). The company has identified four main copper and copper-gold porphyry deposits in the Belt: Mirador; Mirador Norte; Panantza; and San Carlos. Corriente continues to optimize its Mirador-Mirador Norte copper-gold project (the "Mirador Project"). Additionally, a Preliminary Assessment for a 90,000 tonne per day combined Panantza-San Carlos copper mining operation was completed and made available on SEDAR in December 2007.

The company's executive head office is located in Vancouver, Canada while its Ecuador operations are run from its office located in Quito, Ecuador. The company also has camp locations at the company's major projects in Ecuador. With the exception of short-term operational requirements for its Ecuador operations, funds have been maintained and controlled in Vancouver, both in Canadian and US dollars.

In addition to its core staff located in Vancouver and Quito, the company engages consultants as necessary, to provide geological, mine development and construction consulting, design, engineering and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas.

At June 30, 2008, the company had 80 employees (December 31, 2007 – 74).

At present, only the company's Mirador Project property has Measured and Indicated Resources. Planned exploration programs for the company's other properties are both exploratory searches to delineate more Inferred Resources, and convert Inferred Resources identified for the Mirador Project and the Panantza – San Carlos Project to the Indicated category.

In November 2006, a series of protests began that were held in the Morona-Santiago and Zamora-Chinchipe provinces of Ecuador against resource development in general. After a number of ineffective negotiating sessions were held with the protesters, the Ministry of Mines and Petroleum ("MMP") advised the company to temporarily suspend its Mirador Project fieldwork in order to secure the safety and security of local communities and supporters. This suspension was subsequently formalized in December 2006 by a suspension order from the Sub-Secretary of Environment's office within the MMP. To date, there has been no change in the status of this suspension order.

Significant Events for the Period Ended June 30, 2008 and to date (more fully described herein - see "Mirador Project" and "Panantza – San Carlos Project")

January 2008

  Panantza-San Carlos partnership process initiated – the company announced that it had started the process of contacting interested parties to become majority strategic partners in the development of the Panantza – San Carlos Project, with assistance from Citigroup Global Markets ("Citi") and Canaccord Adams.

April 2008

  Completion of an updated Feasibility Study Technical Report for the Mirador Project – the company announced that an updated Feasibility Study Technical Report ("FS") has been completed for the company's 100% owned Mirador Project ("the Project") in southeastern Ecuador. The FS projects an average of almost 130 Million pounds of annual copper production for the Project and shows a projected initial capital cost of approximately US$ 399 Million and approximately US$ 19 Million in working capital, which would be spent over a two year construction period prior to the start of production. The FS calls for daily throughput of the concentrator facility of approximately 30,000 tonnes per day, which is a material improvement over the original Feasibility Study results released by the company in April 2005, which planned for 25,000 tonnes per day.

  Constitutional Assembly passes new Mining Mandate - on April 18, 2008, the Constitutional Assembly of Ecuador approved a Mining Mandate (the "Mandate") which establishes a number of conditions and restrictions on metallic mining concessions previously issued by the government of Ecuador, in advance of a new legal framework (the "Mining Law") that is to be issued within 180 days from the date of publication of the Mandate. The company has been advised by the MMP that the intention of the Ecuador Government is to develop a new Mining Law within the 180 day period, which will provide details regarding the scope and meaning of the Articles contained in the Mandate.

June 2008

  The MMP submits a draft Mining Law to the President – on June 27, 2008, the MMP presented the President with their draft of the new Mining Law, for his approval. To date, the President's Office has not released an approved draft.

July 2008

  Constitutional Assembly finishes its drafting of the new Constitution – on July 25, 2008, the Constitutional Assembly forwarded the final draft of the new Constitution to the Electoral Tribunal for their approval to put the new Constitution to the people of Ecuador for their approval in a national referendum, scheduled for September 2008.

The existence of the Mandate creates uncertainty regarding the mining industry in Ecuador. However, to date, the company's discussions with the MMP and legal counsel have not resulted in a determination of any material impairment in the carrying value of the company's concessions as a result of the Mandate becoming law.

Corriente continues to seek clarity from the Ecuador Government regarding the Mandate's specific application to the company's operations and will issue updates as information becomes available. Corriente's management continues to work with the Ecuador Government to develop a responsible mining industry for the benefit of all stakeholders.

Mirador Project

In September 2006, Corriente's directors reviewed the development status of the Mirador Project and approved management's recommendation of the placement of orders for long lead-time equipment for the project. This equipment included the main components of the grinding circuit such as the SAG and ball mills. The company was working on an accelerated timeline that had an estimated completion date of the Mirador Project and start of production during the fourth quarter of 2008. These items were on the critical path to meet that deadline.

On January 25, 2007, the company announced that there would be a delay in the planned start of production at Mirador. This delay was largely due to adjustments to long lead-time equipment deliveries as a result of the decision to move off of the previous accelerated Mirador Project development plan. This accelerated plan was based on having key permits and government agreements completed by January 2007. Since these permit applications and agreements were still being processed and the company was restricted from resuming planned development activities at Mirador, the company's directors elected to minimize the Mirador Project obligations.

In connection with this timeline extension, the company implemented a restructuring of its Ecuador operations to reduce the overall number of its employees while still maintaining a core group of technical and professional staff and increasing its governmental and community affairs activities.

Despite the suspension of fieldwork activities at the Mirador Project site, the company was able to continue work in 2007 and 2008 on enhancements to various engineering aspects of the Project. This additional engineering and feasibility work was recently completed, and the results were announced on April 3, 2008. The NI 43-101 Technical Report for this Feasibility Study ("FS") was filed on SEDAR on May 9, 2008. This report includes a summary of the economic model for a first phase 30,000 tonne per day concentrator operation at Mirador.

The FS projects an average of almost 130 Million pounds of annual copper production for the Project and shows a projected initial capital cost of approximately US$399 Million and approximately US$19 Million in working capital. The FS calls for daily throughput of the concentrator facility of 30,000 tonnes per day, which is a material improvement over the original Feasibility Study results released by the company in April 2005, which planned for 25,000 tonnes per day.

The April 3, 2008 FS Technical Report Base Case Net Present Value ("NPV"), after-tax, is US$265 Million, with an after-tax Internal Rate of Return ("IRR") of 17.7% (using metal prices of US$1.75/lb Cu, US$7.50/oz Ag, US$550/oz Au, 8% discount rate, US$75/tonne and US$0.075/lb treatment and refining charges, respectively, for Cu).

Mirador Norte is located less than one kilometre from the planned Mirador Project milling facility. Confirmation of resources at Mirador Norte provides additional options for the development of Mirador, including access to higher-grade enriched material from the shallow parts of Mirador Norte and the flexibility of being able to shift production from one pit to another.

Even after all necessary permits are received, project financing is in place, and a construction decision is made, it is Management's opinion that it would take approximately 24 months to achieve commencement of production at Mirador.

The resources that have been identified for the Mirador Project are summarized below:

Table of Resources 0.4% Copper Cut-off

Measured and Indicated Resources
					Au		Ag
Project	Category	Tonnes	Cu%	Cu (lbs)	(ppb)	Au oz	(ppm)	Ag oz
Mirador	Measured	52,610,000	0.65	753,000,000	210	360,000	1.6	2,770,000
	Indicated	385,060,000	0.60	5,134,000,000	190	2,380,000	1.5	18,760,000

Measured & Indicated		437,670,000	0.61	5,887,000,000	200	2,740,000	1.5	21,530,000

Mirador
Norte	Indicated	171,410,000	0.51	1,921,000,000	89	489,000	-	-
Total Measured & Indicated		609,080,000	0.58	7,808,000,000	169	3,229,000	1.5	21,530,000

Inferred Resources
					Au		Ag
Project	Category	Tonnes	Cu%	Cu (lbs)	(ppb)	Au oz	(ppm)	Ag oz
Mirador	Inferred	235,400,000	0.52	2,708,000,000	170	1,250,000	1.3	9,900,000
Mirador Norte	Inferred	45,820,000	0.51	513,000,000	68	101,000	-	-
	Total Inferred			3,221,000,000

The Qualified Person under NI 43-101 for the resource estimates quoted above is John Drobe, P.Geo, Chief Geologist, Corriente.

Environmental Impact Assessments ("EIA")

On May 4, 2006, Corriente announced that the Mirador Project's EIA was approved by the MMP.

The EIA covered both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the MMP to ensure that the report met all required government guidelines and regulations. The Mirador EIA is one of the most comprehensive documents on social and environmental issues ever submitted to the MMP in Ecuador for a mining project. The submission of the EIA and subsequent approval followed an extensive consultation process with local communities carried out in late November and early December 2005.

As a requirement of the MMP's approval of the EIA, the company was required to post US$3,019,539 (Cdn.$ equivalent at June 30, 2008 – $3,079,024; December 31, 2007 – $2,993,269) in favour of the MMP as a security deposit against the company's obligations under the EIA. The required security deposit amount is reviewed on an annual basis by the MMP and is expected to be subject to adjustment as the project progresses to completion.

In September 2006, the company filed an amendment to the EIA ("EIAA") to allow for mill, tailings and dump location changes to the original mine plan. Subsequent public consultations were successful. However, the EIAA was rejected by authorities in May 2007 and is currently being revised for re-submittal. The EIAA will incorporate engineering enhancements completed through 2008 on the Mirador Project.

For the company to receive a mine operating permit for the Mirador Project, approvals for the EIAA and construction and operating-related permit applications must be received from the MMP and other Ecuador governmental authorities during the course of development of the Mirador mine, prior to the beginning of mine operations.

In December 2007, Corriente announced that the Ministry of Environment (the "MOE") in Ecuador approved the EIA for the company's port operation in Machala, which is designed to act as a shipping facility for copper concentrates sent to overseas smelters. The company owns a 27 hectare port site on the Santa Rosa Channel in Machala, which is connected to the Mirador Project by a 400 km paved highway. Receipt of the EIA is an important part of the overall Mirador Project approval process and provides the key access for a Pacific shipping route for the company's copper concentrates. As a requirement of the MOE's approval of the Machala Port EIA, the company was required to post US$288,000 (Cdn.$ equivalent at June 30, 2008 – $293,674; December 31, 2007 – $285,494) in favour of the MMP as a security deposit against the company's obligations under this EIA.

Community Relations and Sustainable Development

The company has designed and implemented a number of community relations ("CR") plan strategies after identifying local and regional communities' needs as well as the related impacts of the company's future mining activities on these communities. The company's CR plans focus on the critical needs of the local and regional communities and federal government and are regularly reviewed to ensure appropriateness and effectiveness.

The company continues to be committed to local communities in all aspects of its mining and economic development activities. Since 2004, the company has actively initiated and provided financial, equipment and manpower resources in the areas of education, employment, health, building assistance, environmental preservation and cultural and economic development programs.

Sustainable development is a process that aims to maintain and improve the quality of life not only for the present generation in areas and communities in which the company works but also for future generations. It involves the integration of three main components: environmental protection, social sustainability and economic sustainability.

Corriente's approach to business and sustainable development involves implementing strategies beneficial to the community, environment and the country and its economy. The company's commitment and obligation to these strategies extend beyond standard compliance with national and international guidelines and involve building relationships based on honesty, openness and mutual trust. This is the essence of Corriente's community relations and sustainable development theme: "El Trato Justo" or "A Fair Deal"

Reflecting the above, the company incurred deferred development costs for the Mirador Project of $7,248,000 (2007 – $6,728,000) for the six-month period ended June 30, 2008.

Panantza – San Carlos Project

The Panantza and San Carlos Project concessions are located approximately 40 km north of the Mirador Project. Corriente was approximately halfway through the first phase of a planned 16000 metres of drilling on the Panantza project when these activities were suspended as part of the Mirador Project suspension order referenced above. The drilling was the start of a planned two-year program to complete a feasibility study at Panantza and San Carlos, designed to incorporate the Panantza and San Carlos concessions into a single large copper development opportunity.

Prior to 2006, Panantza was last drilled in late 2000. Results from this previous drilling at Panantza included hole PA013 with 299 metres of 0.76% copper, hole PA012 with 269 metres of 0.97% copper, and hole PA017 with 64 metres of 1.29% secondary copper at the surface followed by 383 metres of 0.75% copper.

In 2006, an additional 25 holes totalling 8400 metres were completed. Results include hole PA039 with 17 metres of 1.31% copper in a secondary copper horizon overlying 399 metres of 0.66% copper, hole PA041 with 443 metres of 0.60% copper, and hole PA052 with 276 metres of 0.77% copper.

Current Inferred Resources at Panantza, which incorporate the 2006 drilling results into a block-model using updated geology models, and at a 0.4% copper cut-off, are approximately 463 million tonnes grading 0.66% copper, containing 6.7 billion pounds of copper. The 2006 drilling added close to a billion pounds of copper to the previous Panantza resource. Corriente will focus on converting most of this resource to the Measured and Indicated category during completion of the drill programme.

One objective of the 2006 Panantza drilling program was to define the southern edge of the Panantza mineralization. However, rather than delineate the edge of the Panantza deposit, the 2006 results indicate the Panantza mineralization extends farther south than previously recognized. The southernmost holes drilled, PA033 and PA034, were both terminated in copper mineralization averaging over 0.8% Cu at the hole bottoms, at approximately 330 metres and 342 metres deep respectively. The Panantza drill plan has now been expanded to complete additional holes to follow this mineralization to the south.

In addition, the deepest holes from this round of drilling (such as PA051) indicate that mineralization extends more than 200 metres deeper than previous drilling in the southwest portion of the deposit and mineralization remains open for further extension at depth. The deposit is also still open to the west.

San Carlos is believed to be the largest copper-molybdenum mineralized porphyry system in the Belt, with dimensions of about 2,000 metres x 2,500 metres. The mineralization has been tested with 25 diamond drill holes at variable spacing, drilled by BHP Billiton in 1997 and 1998. The current block-model based, Inferred Resource estimate, at a 0.4% copper cut-off, is 600 million tonnes grading 0.59% copper, containing 7.7 billion pounds of copper. The next phase of drilling will attempt to expand the resources and convert the bulk of the Inferred Resources to the Measured and Indicated categories.

A Preliminary Assessment Technical Report (dated October 30, 2007) for a 90,000 tonne per day combined Panantza-San Carlos copper mining operation was completed and made available on SEDAR in December 2007. Highlights from this study are:

  Base case Net Present Value ("NPV") after tax of US$676 Million and an Internal Rate of Return ("IRR") of 15.1% (using metal prices of US$1.50/lb Cu, US$7.50/oz Ag, US$550/oz Au and US$10.00/lb Mo, 8% discount rate, US$75/tonne and US $0.075/lb treatment and refining charges for Cu). Using US$2.00 copper, the after-tax NPV increases to US$1.718 Billion and the IRR increases to 24.1%.

  Average annual metal production over the first 10 years of approximately 418 million lbs of copper, 22,800 oz gold, 1,110,000 oz silver and 2,800,000 lbs of molybdenum.

  The Report modeled a mine plan based on 678 million Inferred tonnes at a grade of 0.62% Cu, 0.05g/t Au, 1.3 g/t Ag and 0.008% Mo with estimated recoveries of 91% Cu, 30% Au (Panantza only), 70% Ag and 43% Mo.

  The cost to produce a pound of payable copper, net of other metal credits, and inclusive of marketing, smelting and transportation costs over the life of mine is estimated to be US$0.73/lb.

  The Project would generate up to 2,000 jobs during the construction period and could create over five hundred direct and almost 4,000 indirect jobs during the estimated 20 year life.

  Total estimated value of taxes, profit sharing and expenditures within Ecuador over the twenty year Project life is approximately US$6 Billion.

Management of the company feels that the Panantza-San Carlos concessions represent a rare opportunity to capitalize on six years of community work, project engineering and management development expertise that has been built around the company's Mirador Project. This body of knowledge will significantly assist in the project development process and at the same time allow the company to take economic advantage of infrastructure that is being put in place for the Mirador mine. The Project has been recommended to proceed to the Feasibility Study stage, which has an estimated budget requirement of approximately US$12 Million. The work would include detailed diamond drilling at both deposits to fully delineate mineralization and provide core for metallurgical and geotechnical studies. This work is planned to extend over a two year period. In addition, a program of extensive community dialogue is planned to ensure that the voice of local residents is reflected in any planned development ideas. Part of this dialogue will include several public consultations, which will form part of the on-going permitting process. Fieldwork is not expected to start until the completion of negotiations with the Ecuador government regarding the lifting of a suspension order that applies to the company's Mirador, Panantza and San Carlos concessions.

Following is a summary Table of Resources setting out the company's mineral property resources for its Panantza-San Carlos concession blocks in the Corriente Copper Belt.

Table of Resources 0.4% Copper Cut-off

Inferred Resources
Project	Category	Tonnes	Cu%	Cu (lbs)
Panantza	Inferred*	463,000,000	0.66	6,688,000,000
San Carlos**	Inferred*	600,000,000	0.59	7,738,000,000
	Total Panantza-San Carlos	1,063,000,000	0.62	14,426,000,000

* does not include copper oxide mineralized material that was previously included in resource estimate

** resources are calculated at 0.4% copper cut-off using data previously released in June 2001 at a 0.65% copper cutoff The Qualified Person under NI 43-101 for the resource estimates quoted above is John Drobe, P.Geo, Chief Geologist, Corriente

On January 31, 2008, the company announced that it had started the process of contacting interested parties to become strategic partners in the development of the Panantza–San Carlos Project in southeast Ecuador. To assist in this process, Corriente engaged the advisory services of Citi and Canaccord Adams to secure a majority partner for the Panantza–San Carlos Project. With estimated capital costs in the order of US$1.3 billion, this project is better suited for advancement by a large company having the financial and technical resources required to fast-track its development to production. Bringing on a majority partner for Panantza – San Carlos will allow Corriente to maintain its focus on the Mirador Project. The Citi and CanaccordAdams advisory teams have secured confidentiality agreements and guided potential partners through the company's electronic data room. The company is currently conducting in-country due diligence visits with a number of interested industry parties from around the world, all of whom have the capability of advancing a multi-Billion dollar copper district. The first due diligence trips have already been completed and more are in the planning stage over the next 60 days. The due diligence process includes a technical review of all of Corriente's assets in Ecuador and meetings with local community and indigenous representatives. In addition, meetings are being held with senior government officials in Quito to form a better understanding of the intentions of the Government of Ecuador regarding the development of responsible mining in the country. Following completion of the Ecuador due diligence phase, the advisory team plans to start negotiations regarding terms of an investment in one or more of the company's projects.

During the six-month period ended June 30, 2008, the company incurred exploration and development costs of $495,000 (2007 – $621,000) for the Panantza-San Carlos project. The company focused its development efforts for the Panantza-San Carlos Project on its community relations programs in the district, review of the status of all exploration-based EIAs and associated audits and the completion of the Preliminary Assessment.

Other Exploration Projects and Machala Port

For the six-month period ended June 30, 2008, expenditures to develop the company's concentrate shipping port facility in Machala, Ecuador totalled $143,000 (2007 – $142,000).

For the six-month period ended June 30, 2008, deferred exploration costs of $6,000 (2007 – $24,000) were attributed to the company's remaining copper exploration targets in the Corriente Copper Belt, comprised of the La Florida, San Luis, San Marcos, San Miguel, Sutzu and Dolorosa concessions.

Financial Results of Operations

The information provided below highlights the company's quarterly results for the past 8 quarters. All of the financial information referenced below is expressed in Canadian dollars (unless otherwise noted) and has been prepared in accordance with Canadian GAAP. The accounting policies followed by the company are set out in note 2 to the audited consolidated financial statements of the company for the fiscal year ended December 31, 2007 and have been consistently followed in the preparation of the current period's consolidated financial statements, except for the disclosure changes in accounting policies for capital disclosures and financial instruments, as previously noted.

Financial Data for Last Eight Quarters
In thousands of Canadian dollars, except for per share amounts
Three-month period ended	Jun-08	Mar-08	Dec-07	Sep-07	Jun-07	Mar-07	Dec-06	Sep-06

Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
General and
administrative expenses	$823	$931	$961	$877	$973	$687	$617	$996
Other expenses
(income)	$15	$(3,514)	$(560)	$4,555	$6,600	$919	$(1,503)	$(1,474)
Loss (earnings)	$838	$(2,583)	$401	$5,432	$7,573	$1,606	$(886)	$(478)
Basic and diluted loss
(earnings) per share	$0.01	$(0.03)	$0.01	$0.07	$0.10	$0.02	$(0.01)	$(0.01)

As the company has not had any revenue-producing mineral properties, no mining revenues have been recorded to date. Since January 2007, the company's funds have been held predominantly in US dollars. The loss in the second quarter of 2008 was due mainly to a foreign exchange loss, due to a change in the $C:$US exchange rates from March 31, 2008 to June 30, 2008. The earnings in the first quarter of 2008 were due mainly to a foreign exchange gain, due to a change in the $C:$US exchange rates from December 31, 2007 to March 31, 2008. The losses in 2007 were primarily due to foreign exchange losses and the significant change in $C:$US exchange rates. The earnings generated in the last two quarters of 2006 were the result of significant interest income from the investment of the proceeds of the company's May 2006 public offering.

In recent years, the company's losses largely reflect the impact of foreign exchange losses on holdings of US dollars and general and administrative expenses, offset by interest income earned from cash and cash equivalents on hand.

In periods of loss, basic and diluted loss per share are the same because the effect of potential issuances of shares under would be anti-dilutive.

For the six months ended June 30, 2008, the company had net earnings of $1,746,000 (or $0.02 per share), compared with a net loss of $9,179,000 (or $0.12 per share) for the same period in 2007. Weakening of the Canadian dollar from $0.9913 at December 31, 2007 to $1.0197 at June 30, 2008 primarily accounted for the earnings in the first six months of 2008, as the company's foreign exchange gain was $2.147 million in the first six months of 2008, compared to a foreign exchange loss of $9.403 million in the same period in 2007. This company's cash and cash equivalents are held mainly in US dollars, since its costs are predominantly in US dollars.

For the three-month period ended June 30, 2008, total administration expenses decreased by $150,000 from the same period in 2007, reflecting a large decrease in legal, accounting and regulatory costs of $294,000 (costs related to the spin-off of Q2 Gold Resources Inc. were incurred in the second quarter of 2007), partially offset by a $98,000 increase in salaries, benefits and stock-based compensation (including a $34,000 increase in non-cash stock-based compensation expense) due to increased staffing costs and a $29,000 increase in corporate development and shareholder expenses mainly due to increased travel costs.

Interest income decreased significantly in the second quarter of 2008 to $514,000 from $1,009,000 during the same period in 2007 due to declining interest rates and lower deposit levels, as well as a change in the value of the US dollar relative to the Canadian dollar. Since the first quarter of 2007, the company's cash and cash equivalents have been predominantly held in US dollars. The largest factors in the company's second quarter losses were foreign exchange losses of $559,000 in the second quarter of 2008 and $7,700,000 in the second quarter of 2007.

Administration expenses increased to $1,753,000 for the six-month period ended June 30, 2008 from $1,660,000 during the same period in 2007. The largest increase was for salaries, benefits and stock-based compensation, which increased to $993,000 for the six-month period ended June 30, 2008 from $826,000 during the same period in 2007, which includes $441,000 in non-cash stock-based compensation expense for the six-month period ended June 30, 2008 (2007 – $367,000). The balance of the difference is due to increased staffing costs. The next largest increase was for corporate development and shareholder expenses, which were $314,000 for the six-month period ended June 30, 2008 (2007– $208,000). More specifically, a total of US $100,000 was paid to two firms during the first quarter of 2008 in an initiative to secure a majority partner for the Panantza-San Carlos Project. Legal, accounting and regulatory fees were $237,000 lower in the first six-month period of 2008 than in the same period in 2007, due mainly to the costs related to the spin-off of Q2 Gold Resources Inc. that was completed in the first six months of 2007. Office and related costs decreased to $130,000 in the first six months of 2008 (2007 – $152,000). Incurred during the first six months of 2008 were severance costs totalling $Nil (2007 – $830,000) due to a restructuring of the company's Ecuador operations (see Mirador Project).

Declining interest rates since the end of the first quarter of 2007, as well as the decrease in cash and cash equivalents due to expenditures, contributed to the decrease in interest income from $2.714 million during the six-month period ended June 30, 2007 to $1.292 million during the same period in 2008, as well as the change in the value of the US dollar relative to the Canadian dollar. Since the first quarter of 2007, the company's cash and cash equivalents have been predominantly held in US dollars.

For the period ended June 30, 2008, the estimated fair value of the granted options which vested during the period totalled $764,000 (2007 – $1.027 million), of which $441,000 (2007– $367,000) is included in salaries, benefits and stock-based compensation and $323,000 (2007 – $660,000) is included in mineral properties. These amounts reflect the fair value of stock options expensed or capitalized as calculated using the Black-Scholes option pricing model.

In November 2007, the company experienced an accidental loss of its construction barge. The carrying value of the barge was written down from $1,401,529 to $605,244 as at December 31, 2007. The related shoreline and barge facilities remain intact. During the first quarter of 2008, the company received full payment from its insurance company equal to the amount written down. Costs associated with the reconstruction of the barge will be added to the barge's carrying value after reconstruction is completed.

The company operates within a single operating segment, which is the exploration and development of copper-gold mineral properties. The company's mineral property interests are in Ecuador, South America, as set out in note 4 of the financial statements. With the exception of severance costs in relation to restructuring of $Nil (2007 – $830,000) incurred by the company's Ecuador operations, the consolidated statements of loss for the six-month periods ended June 30, 2008 and 2007 reflect the Canadian operations.

Liquidity, Investing and Capital Resources

Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position or cash and cash equivalents flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. Working capital calculations or changes are not measures of financial performance (nor do they have standardized meanings) under either Canadian or US GAAP. In evaluating these measures, readers should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Working capital (defined as current assets minus current liabilities) as at June 30, 2008 was $87,951,000, compared to $92,193,000 at December 31, 2007.

The main cash and cash equivalents flows applied to investing activities during the six-month period ended June 30, 2008 were for mineral property expenditures mainly associated with the development of the Mirador Project of $7,799,000, partially offset by a foreign exchange gain of $2,147,000 and the company's receipt of US $709,000 from its insurance company during the first quarter of 2008 for the accidental loss of its barge during the fourth quarter of 2007.

The company has no significant financial or other instruments as at June 30, 2008, except that its short-term investments are invested in overnight bank deposits with R1-High investment ratings (DBRS) and as they mature daily, are easily liquidated. The company has no investments in asset-backed commercial paper.

At August 11, 2008, the company had 75,042,393 common shares issued and outstanding (fully diluted – 78,234,893).

The company has no long-term debt obligations or off-balance sheet arrangements.

Historically, the company's capital requirements have been met by equity subscriptions and from the proceeds of sale of certain mineral property interests. The company's continuing operations as intended are dependent on management's ability to raise required funding through future equity issuances, debt financing, asset sales or a combination thereof (refer to Risks Factors below). While the company's current working capital is considered sufficient to fund the company's administrative overhead for the next several years, substantial capital is required to complete the company's Mirador Project and other Corriente Copper Belt resource developments. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations.

Related party transactions

In connection with the 2007 spin-off of gold exploration targets to Q2 Gold Resources Inc. ("Q2 Gold") and to assist Q2 Gold with its business objectives, Corriente and Q2 Gold entered into a collateralized, interest-bearing convertible loan agreement dated April 23, 2007 pursuant to which Corriente agreed to lend Q2 Gold up to $750,000 to be advanced in instalments (the "Loan").

As at June 30, 2008, a total of $713,017 was owed by Q2 Gold to the company, consisting of $659,584 of principal and $53,433 of accrued interest. The Loan principal and unpaid interest are due on the earlier of December 31, 2008 and the first date on which Q2 Gold obtains a prospectus filing receipt with respect to any of its securities in any province of Canada. At any time prior to maturity, Corriente can require Q2 Gold to convert, in whole or in part, the principal amount outstanding and accrued interest of the Loan into Q2 Gold Shares at a conversion price equal to $0.10 per share. Q2 Gold can repay any or all of the outstanding Loan at any time prior to maturity or conversion. The company believes the conversion feature of the Loan is not material, therefore note disclosure on the embedded derivative is not being presented.

Included in management fees and interest income are $60,000 (2007 – $Nil) and $53,000 (2007 – $Nil), respectively, for the six-month period ended June 30, 2008 in respect of administrative services and accrued interest on the Loan provided by Corriente to Q2 Gold, which has a common Board of Directors and common Officers.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.

Accounting Estimates, Policies and Standards

When a new Canadian accounting standard is released, the Chief Financial Officer undertakes a review and evaluation to determine if it is applicable. If there is any uncertainty in its applicability, Corriente solicits the input of its professional advisors and the Audit Committee. If the new standard is applicable to Corriente, it is then analyzed and summarized in a manner that effectively documents and evaluates the impact on Corriente, and to determine the immediate action, if any, Corriente would need to undertake in order to comply with the new standard. Quarterly, the documented standards are reviewed, and updated as required, to ensure that a standard is still applicable, and that Corriente remains in compliance.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in determining possible impairment of mineral property costs, the fair values of stock options and financial instruments, asset retirement obligations and future income tax assets. The company evaluates its estimates on an on-going basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The company's estimates form the basis for making judgments about the carrying value for assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. Should the company be unable to meet its ongoing obligations, the realizable value of its assets may decline materially from current estimates.

The details of the company's significant accounting policies are presented in note 2 of the company's audited consolidated financial statements for the year ended December 31, 2007, which can be found on SEDAR. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the company's financial statements and the uncertainties that could have a bearing on its financial results.

Mineral Properties

The company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The company also capitalizes the costs for future income taxes related to mineral property costs that will not be eligible for deduction against future taxable income.

The amounts shown for mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Mineral property expenditures will be amortized over the useful lives of the properties upon commencement of commercial production or written down to fair value if the properties are abandoned, become impaired or the claims allowed to lapse.

During the period, the capitalized costs are reviewed on a property-by-property basis to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the company's assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down to its fair value to recognize the impairment.

From time to time the company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Asset impairment

When events or changes in circumstances indicate that the carrying amounts of the related mineral properties, plant and equipment may not be recoverable, management of the company reviews and evaluates the carrying value of each mineral property for impairment. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063 "Impairment of Long-Lived Assets".

Stock-based Compensation

The company accounts for stock options at fair value pursuant to CICA Handbook Section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the estimated volatility figure, and the estimate of the period in which an option will be exercised can have a significant impact on the costs recognized for stock based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. The exercise of options may occur at times different than those estimated, or options may expire unexercised. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model, the assumptions of which can be found in note 6 (c) of the company's consolidated financial statements for the year ended December 31, 2007. The cost of options granted to directors, employees and non-employees is recognized over the vesting period of the respective options in accordance with Section 3870 and is either expensed or capitalized to mineral properties for grants to individuals working directly on mineral projects.

Financial Instruments

CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement", requires that all financial assets (except those classified as held to maturity), and derivative financial instruments must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as held for trading are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses included in earnings for the period. Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are not adjusted to fair market value. For the six months ended June 30, 2008, the application of CICA 3855 did not result in adjustments to the fair values of any financial instruments.

New Accounting Policies

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, "Capital Disclosures", Handbook Section 3862, "Financial Instruments – Disclosures", and Handbook Section 3863, "Financial Instruments – Presentation". Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments – Disclosure and Presentation", revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks. Refer to notes 11 and 12 of the consolidated financial statements.

CICA Handbook Section 1400, "General Standards on Financial Statement Presentation", has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. The company has performed an assessment and believes there to be no further impact on its consolidated financial statements due to this new standard.

International Financial Reporting Standards ("IFRS")

In January 2006, the CICA Accounting Standards Board ("AcSB") published a new strategic plan for the direction of accounting standards in Canada and the expected convergence with IFRS by the end of 2011. On February 13, 2008, the AcSB confirmed 2011 as the official changeover date for publicly listed Canadian companies to start using IFRS. The transition will affect interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the company for the year ended December 31, 2010. While the company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the company. Corriente has daily, weekly, monthly and annually-applied procedures that, when considered in the aggregate and in conjunction with current internal controls, are considered to be effective disclosure controls. In addition, Corriente has created a Corporate Disclosure Committee (the "CD Committee"), comprised of the Chief Executive Officer, Senior Vice-President and Chief Financial Officer. The CD Committee supplements these periodic processes.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were any changes to the company's disclosure controls and procedures during the most recent interim period ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect the company's disclosure controls and procedures. No such changes were identified from their evaluation.

Internal Controls Over Financial Reporting ("ICFR")

Management has designed, established and is maintaining a system of ICFR to provide reasonable assurance that the financial information disclosed in this MD&A and the related financial statements was prepared by the company for external purposes is reliable and has been recorded, processed, summarized and reported to the company's Board of Directors and Audit Committee in an accurate and timely manner in accordance with Canadian GAAP and reconciled to US GAAP on an annual basis.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were any changes to the company's ICFR during the most recent interim period ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect the company's ICFR. No such changes were identified from their evaluation.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical It should be noted that this list is not exhaustive and that other risk factors may apply. Few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. An investment in the company may not be suitable for all investors. Following are the risk factors which the company's management believes are most important in the context of the company's business.

Foreign Country and Political Risk

The mineral properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights. In recent history, Ecuador has undergone numerous political changes at the presidential and congressional levels. Also, mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry.

Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

Even if the company's mineral properties are proven to host economic reserves of copper or other precious or non-precious metals, governmental expropriation may result in the total loss of the company's mineral properties without any compensation to the company.

In November 2006, Rafael Correa won the Ecuador Presidential run-off election over Alvaro Noboa but did not officially take office until January 15, 2007. During this transition period, the administration of President Alfredo Palacio experienced a number of indigenous protests in southeast Ecuador which eventually resulted in the suspension of the company's exploration and development activities (see "Mirador Project") and a delay in the Mirador Project's development timeline.

Since President Correa's January 15, 2007 inauguration, his administration focused primarily on exacting electoral and governmental reforms. In April 2007, a National Referendum was held, which approved the creation of a Constitutional Assembly (which would replace Congress). On September 30, 2007, Constitutional Assembly elections were held in which President Correa's Allianza Pais party had elected 80 of the 130 members of the Constitutional Assembly, thereby giving the President a clear majority in the Assembly.

Since obtaining an Assembly majority, the Correa Administration has moved to engage industry in dialogue regarding foreign investment in Ecuador. This dialogue includes plans to re-work oil and mining agreements in place with multi-national and state-owned companies, which could include new royalty and/or windfall profit tax rates for these sectors.

Recent announcements by the Correa Administration suggest that large-scale mining will play a significant role in the Ecuador Government's plans to grow the Ecuador economy for the benefit of all of its people. The company is in continuous dialogue with the MMP and the Correa Administration towards establishing large-scale mining operations in the Corriente Copper Belt.

On April 18, 2008, the Constitutional Assembly of Ecuador approved the Mandate which establishes a number of conditions and restrictions on metallic mining concessions previously issued by the Ecuador Government in advance of a new legal framework or Mining Law that is to be issued within 180 days from the date of publication of the Mandate. The existence of the Mandate creates some uncertainty regarding the political environment in Ecuador and its support of the mining industry.

Corriente, along with other mining companies, have communicated its concerns to the Ecuadorian government officials, including the President, and have received verbal assurances that the Government is still supportive of socially responsible mining in Ecuador.

While management believes that the current political and mining investment climate in Ecuador will stabilize, there can be no certainty that this will be the case in the near future.

To mitigate such risk, the company funds its Ecuador operations on an as-needed basis and works closely with federal and territorial governments and community groups. The company does not presently maintain political risk insurance for its foreign exploration and development projects.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. There is no assurance that the company's mineral exploration activities will result in any discoveries of new bodies of commercial ore. At present, only the company's Mirador Project property has proven or probable reserves while any planned exploration programs for the company's other properties are exploratory searches for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals.

The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or have sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

An additional project risk relating to the company's development of its Mirador and Panantza-San Carlos projects includes the current high demand for major components and resources utilized in a mine's construction and operation, including equipment, parts and qualified employees. These same conditions may also adversely impact the mine's construction schedule if an inordinate demand on metals causes shortages or cost increases.

Surface Rights and Access

Although the company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the legal right to access the surface and carry on mining activities, the company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the company may need to rely on the assistance of local officials or the courts in such jurisdiction.

Estimates of Mineral Resources and Production Risks

The mineral resource estimates disclosed by the company are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, earthquakes, fire, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Consequently, the company's estimated mineral resources should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

Financing Risks

The company has limited financial resources, has no source of operating cash and cash equivalents flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the company's properties will be dependent upon the company's ability to obtain financing through joint venturing, equity or debt financing or other means. Although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects.

Additional funds raised by the company through the issuance of equity or convertible debt securities will cause the company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the company's common stockholders.

The company does not have any contractual restrictions on its ability to incur debt and expects to incur significant amounts of indebtedness to finance development of its Mirador Project. Any such indebtedness could contain covenants which would restrict the company's operations.

Limited Experience with Development-Stage Mining Operations

The company has no previous experience in placing mineral properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies or contractors that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its mineral properties into production.

Base and Precious Metals Prices

The principal activity of the company is the exploration and development of copper-gold mineral properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Base and precious metals prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified mineral properties.

Competition

The company competes with many companies that have substantially greater financial and technical resources for the acquisition of mineral properties and mining and processing equipment, the securing of engineering services and the recruitment and retention of qualified employees and consultants.

Environmental and other Regulatory Requirements

The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake.

The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Corriente's policy is to abide by the regulations and requirements of Ecuador and the company's EIA's.

Infrastructure

Mining, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the company's projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the development of the company's projects will be commenced or completed on a timely basis, if at all; the company's operations will achieve anticipated results; or the construction costs and ongoing operating costs associated with the development of the company's advanced-stage exploration projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the company's operations and profitability.

Uninsured or Uninsurable Risks

The company may become subject to liability for pollution or hazards against which it cannot insure or may elect not to insure where premium costs are disproportionate to the company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration, development and production activities.

Title Matters

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects or the rights of indigenous peoples.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Foreign Subsidiaries

The company conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the company's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the company's valuation and stock price.

Dependence on Key Personnel

The company's development to date has largely depended on, and in the future will continue to depend on, the efforts of key management, project management and operations personnel. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any officers or other employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

The company has no history of earnings from operations and, due to the nature of its business, there can be no assurance that the company will ever be profitable. Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company's securities other than possible capital gains.

Financial Risk

The company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

(a) Currency risk

As at June 30, 2008 and December 31, 2007, the company's expenditures are predominantly in US dollars and any future equity raised is expected to be predominantly in Canadian dollars. The company conducts the majority of its business in Ecuador, which uses the US dollar as its primary economic currency. Future project development expenditures are expected to be paid in US dollars. A significant change in the relative currency exchange rates between the Canadian dollar and the US dollar could have an effect on the company's results of operations, financial position or cash flows. The company has not hedged its exposure to currency fluctuations.

As such, the company is subject to risk due to fluctuations in the exchange rates for the US and Canadian dollar. Beginning in 2007, the company began maintaining balances in Canadian and US dollars in a proportion related to the magnitude of future mineral property, plant and equipment, and administrative expenditures, and the jurisdictions in which they will likely be made.

At June 30, 2008, the company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	In thousands of US dollars
	June 30, 2008	December 31,2007
Cash and cash equivalents	$ 72,558	$ 78,747
Other assets	3,377	4,277
Accounts payable relating to mineral properties	(1,088)	(1,671)

Based on the above net exposures as at June 30, 2008, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in a decrease/increase of $7.5 million in the company's net earnings.

(b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The company's cash equivalents and short-term investments are held at a large Canadian financial institution. These short-term investments (presented as part of cash and cash equivalents) are composed of financial instruments issued by a Canadian bank with a R1-High (DBRS) investment rating and are easily liquidated, as they mature daily. The company has no investments in asset-backed commercial paper.

The company's accounts receivable and prepayments consist mainly of prepaids and GST receivable due from the Federal Government of Canada. The EIA deposits included in other assets are held in a major US bank. The convertible loan is due from Q2 Gold, a related company.

(c) Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 12 to the unaudited consolidated financial statements.

Accounts payable relating to mineral properties and other accounts payable and accrued liabilities are due within the current operating period.

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over daily.

The risk that the company will realize a loss as a result of a decline in the fair value of the EIA deposits included in other assets is limited because these deposits will be held to maturity.

(e) Price risk

The company is exposed to price risk with respect to commodity prices. The company closely monitors commodity prices to determine the appropriate course of action to be taken by the company.

Outlook

As part of the ongoing dialogue with the Ecuador Government, the company's senior Ecuador management recently met with President Rafael Correa. President Correa's message to the company was "I have a vision of responsible mining that will bring to the Ecuadorian people the benefits of resource development. Mining will go ahead in Ecuador and our role in government is to ensure such development is fair to all stakeholders, including the local communities."

In a bid to ease access to the country for investors, while further encouraging Ecuador's growing tourism industry, the government has lifted all short term visa restrictions to allow unlimited travel to Ecuador for up to 90 days per year with no visa. The Ecuador Government also recently exempted import duties and taxes on many capital goods imported into the country until such time as COMEXI (the government's economic development body) determines such exemptions are no longer needed.

Corriente President and CEO, Ken Shannon, recently commented "While President Correa's office has yet to release a draft of the government's new Mining Law, we remain optimistic that recent dialogue and events continue to confirm that mining will be an integral component of Ecuador's future economic and social development. With over CDN$ 86 Million in the treasury and an excellent Ecuador-based development team in place, Corriente is well-positioned to continue working with the Ecuador Government to develop a responsible mining industry for the benefit of all stakeholders."

Corriente Resources Inc.
(A Development Stage Enterprise)

Interim Consolidated Financial Statements
For the three and six-month periods ended June 30, 2008
(expressed in Canadian dollars)

(Unaudited)

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Balance Sheets
(Unaudited)
(expressed in thousands of Canadian dollars)

	June 30,	December 31,
	2008	2007
Assets
Current assets
Cash and cash equivalents	$88,429	$93,272
Accounts receivable and prepayments	71	339
Convertible loan (note 3)	713	461
	89,213	94,072
Long-term assets
Mineral properties (note 4)	85,768	77,779
Plant and equipment (note 5)	1,714	1,914
Other assets (note 6)	3,444	4,260
	90,926	83,953
TOTAL ASSETS	$180,139	$178,025

Liabilities
Current liabilities
Accounts payable relating to mineral properties	$1,110	$1,656
Other accounts payable and accrued liabilities	152	223
	1,262	1,879
Shareholders' Equity
Share capital	234,765	234,438
Options (note 7 (c))	4,322	3,736
Contributed surplus	1,450	1,378
Deficit	(61,660)	(63,406)
	178,877	176,146
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$180,139	$178,025

Nature of operations – note 1
Measurement uncertainty – note 4

Approved by the Board of Directors

"Kenneth Shannon"	Director	"Dale Peniuk"	Director

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)
(expressed in thousands of Canadian dollars, except for number of shares)

	Common Shares		Fair Value
						Total
		Share		Contributed		Shareholders'
	Number	Capital	Options	Surplus	Deficit	Equity

Balance at December 31, 2006	74,752,393	$233,553	$2,585	$993	$(48,394)	$188,737
Stock based compensation on
unexercised options	–	–	1,829	–	–	1,829
Common shares issued for cash
pursuant to exercise of options	175,000	592	–	–	–	592
Fair value of options exercised	–	293	(293)	–	–	–
Fair value of options expired	–	–	(277)	277	–	–
Fair value of vested options
forfeited	–	–	(108)	108	–	–
Loss for the year ended December
31, 2007	–	–	–	–	(15,012)	(15,012)

Balance at December 31, 2007	74,927,393	234,438	3,736	1,378	(63,406)	176,146
Stock based compensation on
unexercised options (note 7 (c))	–	–	764	–	–	764
Common shares issued for cash
pursuant to exercise of options	95,000	221	–	–	–	221
Fair value of options exercised
( note 7 (c))	–	106	(106)	–	–	–
Fair value of vested options
forfeited	–	–	(72)	72	–	–
Earnings for the period ended
June 30, 2008	–	–	–	–	1,746	1,746

Balance at June 30, 2008	75,022,393	$234,765	$4,322	$1,450	$(61,660)	$178,877

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Statements of Loss (Earnings), Comprehensive Loss (Earnings) and Deficit
(Unaudited)
(expressed in thousands of Canadian dollars, except for per share amounts and number of shares)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Administration
Salaries, benefits and stock-based compensation	$471	$373	$993	$826
Corporate development and shareholder expenses	152	123	314	208
Legal, accounting and regulatory	97	391	237	474
Office and related	62	86	130	152
Other	41	–	79	–
	823	973	1,753	1,660
Other expenses (income)
Foreign exchange loss (gain) (note 12)	559	7,700	(2,147)	9,403
Interest income	(514)	(1,009)	(1,292)	(2,714)
Management fees (note 8)	(30)	–	(60)	–
Severance costs	–	87	–	830
Recovery of mineral property expenditures	–	(178)	–	–
	15	6,600	(3,499)	7,519
Loss (earnings) and comprehensive loss (earnings) for
the period	838	7,573	(1,746)	9,179
Deficit – beginning of period	60,822	50,000	63,406	48,394
Deficit – end of period	$61,660	$57,573	$61,660	$57,573
Loss (earnings) per share
Basic and diluted	$0.01	$0.10	$(0.02)	$0.12
Weighted average number of shares outstanding
Basic	74,983,107	74,786,184	74,956,404	74,769,382

Diluted	74,983,107	74,786,184	75,278,913	74,769,382

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Statements of Cash Flows
(Unaudited)
(expressed in thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Cash flows from (applied to) operating activities
Earnings (loss) for the period	$(838)	$(7,573)	$1,746	$(9,179)
Items not affecting cash
Stock-based compensation (note 7)	199	159	441	367
Accrued interest income (note 3)	(42)	–	(53)	–
Depreciation	8	6	15	11
Recovery of mineral properties	–	(178)	–	–

Changes in non-cash working capital
Accounts receivable and prepayments	44	2,712	267	31
Accounts payable and accrued liabilities	91	416	(70)	204

	(538)	(4,458)	2,346	(8,566)

Cash flows from (applied to) investing activities
Mineral property costs	(4,113)	(3,064)	(7,799)	(10,477)
Insurance proceeds (note 6)	–	–	724	–
Convertible loan, net of interest	(82)	(402)	(199)	(402)
Other assets	23	269	(94)	302
Payments to acquire plant and equipment	(24)	(197)	(42)	(1,172)
Cash balance of spun-off subsidiary (note 3)	–	(93)	–	(93)

	(4,196)	(3,487)	(7,410)	(11,842)

Cash flows from financing activities
Proceeds from issuance of share capital	191	237	221	237

Decrease in cash and cash equivalents	(4,543)	(7,708)	(4,843)	(20,171)

Cash and cash equivalents – beginning of period	92,972	114,648	93,272	127,111

Cash and cash equivalents – end of period	$88,429	$106,940	$88,429	$106,940

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2008
(expressed in Canadian dollars unless otherwise noted)

1

Nature of operations

Corriente Resources Inc. and its subsidiaries (collectively, "Corriente" or "the company") are engaged in the exploration and development of mineral properties in Ecuador, South America. The company considers itself to be a development stage enterprise.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations or significant returns to the company's shareholders.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, receipt of necessary permits and regulatory approvals, the ability of the company to obtain financing to complete its development plans, and attain future profitable operations or sale of the properties. The company's investment in mineral properties located in Ecuador comprises a significant portion of its assets. Refer to note 4 – measurement uncertainty.

2

Significant accounting policies Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the company's audited consolidated financial statements including the notes thereto for the year ended December 31, 2007.

The accounting policies followed by the company are set out in note 2 to the audited consolidated financial statements for the year ended December 31, 2007 and have been consistently followed in the preparation of these consolidated financial statements except that the company has adopted the following CICA guidelines effective January 1, 2008:

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, "Capital Disclosures", Handbook Section 3862, "Financial Instruments – Disclosures", and Handbook Section 3863, "Financial Instruments – Presentation". Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments – Disclosure and Presentation", revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks. Refer to notes 11 and 12.

1

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2008
(expressed in Canadian dollars unless otherwise noted)

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, "General Standards on Financial Statement Presentation", has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. The company has performed an assessment and believes there to be no further impact on its consolidated financial statements due to this new standard.

3

Convertible loan

On April 3, 2007, the company announced that its Board of Directors had approved the spin-off of the company's Caya 36 (Tundayme) and Piedra Liza gold assets into a new company, Q2 Gold Resources Inc. ("Q2 Gold") by means of a Plan of Arrangement (the "Arrangement"). The Arrangement was approved by shareholders at the company's May 24, 2007 Annual and Special General Meeting and closed on June 18, 2007. In connection with the Arrangement and to assist Q2 Gold with its business objectives, Corriente and Q2 Gold entered into a collaterzalized, interest-bearing convertible loan agreement dated April 23, 2007 pursuant to which Corriente agreed to lend Q2 Gold up to $750,000, including accrued interest, to be advanced in instalments (the "Loan").

As at June 30, 2008, a total of $713,017 was owed by Q2 Gold to the company, consisting of $659,584 of principal and $53,433 of accrued interest. The Loan principal and unpaid interest are due on the earlier of December 31, 2008 and the first date on which Q2 Gold obtains a prospectus filing receipt with respect to any of its securities in any province of Canada. At any time prior to maturity, Corriente can require Q2 Gold to convert, in whole or in part, the principal amount outstanding and accrued interest of the Loan into Q2 Gold Shares at a conversion price equal to $0.10 per share. Q2 Gold can repay any or all of the outstanding Loan at any time prior to maturity or conversion. The company believes the conversion feature of the Loan is not material, therefore note disclosure on the embedded derivative is not being presented.

Refer to note 8.

2

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2008
(expressed in Canadian dollars unless otherwise noted)

4

Mineral properties

Following is a summary of the company's deferred mineral property expenditures for its mineral properties located in the Corriente Copper Belt in southeast Ecuador:

			in thousands of Canadian dollars
	Mirador/	Panantza/	Other	Total
	Mirador	San Carlos	(1)	(2)
	Norte

Balance December 31, 2007	66,428	7,449	3,902	77,779

Property acquisition and
concession payments	38	44	15	97

Deferred exploration and
development costs	7,248	495	149	7,892

Balance June 30, 2008	73,714	7,988	4,066	85,768

(1) At June 30, 2008, the balance is comprised of the Dolorosa, La Florida, San Luis, San Marcos, San Miguel and Sutzu copper exploration targets in the Corriente Copper Belt, and expenditures to develop the company's concentrate shipping port facility in Machala, Ecuador.

Measurement uncertainty

On April 18, 2008, the Constitutional Assembly of Ecuador approved a Mining Mandate (the "Mandate") which establishes a number of conditions and restrictions on metallic mining concessions previously issued by the Government of Ecuador, in advance of a new legal framework that is to be issued within 180 days from the date of publication of the Mandate.

The existence of the Mandate creates uncertainty regarding the mining industry in Ecuador. However, to date, the company's discussions with the Ministry of Mines and Petroleum ("MMP", formerly called the Ministry of Energy and Mines) of Ecuador and legal counsel have not resulted in a determination of any material impairment in the carrying value of the company's concessions as a result of the Mandate becoming law.

3

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2008
(expressed in Canadian dollars unless otherwise noted)

5

Plant and equipment

				in thousands of Canadian dollars
		June 30, 2008			December 31, 2007
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net
Computer equipment	$913	$582	$331	$891	$477	$414
Construction barge
and related
facilities	640	41	599	640	28	612
Software fees and
licences	412	341	71	406	299	107
Office furniture and
equipment	399	133	266	395	112	283
Vehicles	383	160	223	383	128	255
Communications
equipment	262	83	179	253	61	192
Field equipment	91	46	45	91	40	51
	$3,100	$1,386	$1,714	$3,059	$1,145	$1,914

6

Other assets

The following table summarizes information about other assets as at June 30, 2008:

	in thousands of Canadian dollars
	June 30,	December 31,
	2008	2007

EIA security deposits	$3,373	$3,279
Advances on mineral property expenditures	71	258
Insurance proceeds receivable on loss of barge	–	723

	$3,444	$4,260

As a requirement of the MMP of Ecuador to approve the Mirador project's Environmental Impact Assessment ("EIA"), the company was required to post a deposit of US$3,019,539 ($3,079,024) in favour of the MMP as security against the company's obligations under the Mirador EIA. A similar EIA security deposit in favour of the MMP of US$288,000 ($293,674) was required as security against the company's obligations under the Machala Port EIA.

In November 2007, the company experienced an accidental loss of its construction barge. The carrying value of the barge was written down from $1,401,529 to $605,244 as at December 31, 2007, to reflect the insurance proceeds receivable. The related shoreline and barge facilities remain intact. During the first quarter of 2008, the company received full payment from its insurance company equal to the amount written down. Costs associated with the reconstruction of the barge will be added to the barge's carrying value after reconstruction is completed.

4

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2008
(expressed in Canadian dollars unless otherwise noted)

7

Share capital

a)

Authorized

Unlimited common shares, without par value

b)

Issued

See Consolidated Statements of Changes in Shareholders' Equity.

c)

Stock options

The company has in place an incentive stock option plan (the "Option Plan") for directors, officers, employees and consultants to the company and its subsidiaries. The Option Plan provides that the directors of the company may grant options to purchase common shares on terms that the directors may determine, within the limitations of the Option Plan. The number of common shares available for the grant of options under the Option Plan and all other share compensation arrangements of the company is set at a rolling maximum number that shall not be greater than 10% of the company's current outstanding share capital at any given time. The exercise price of each option cannot be lower than the closing market price of the shares on the trading day immediately prior to the date of grant of the option. As at June 30, 2008, options to purchase a total of 3,212,500 (December 31, 2007 – 2,702,500) shares were outstanding, 1,442,033 (December 31, 2007 – 1,322,966) of which were vested.

Effective February 1, 2006, stock options granted have the following vesting provisions:

  Options granted to executive officers, directors and other head office personnel vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente or the attainment of clearly identified milestones, as determined by the company's Directors.

  Options granted to subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company's Directors.

Non-cash stock-based compensation expense for options is determined based on estimated fair values of the options at the time of grant, the cost of which is recognized over the vesting period, which ranges from two years to four years, of the respective options and grants.

The fair value of the stock options granted is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

For the six-month periods ended
	June 30, 2008	June 30, 2007

Risk-free interest rate	3.01 – 3.69%	3.95 – 4.62%
Expected dividend yield	–	–
Expected stock price volatility	62 – 67%	60 – 62%
Expected option life in years	2.75	3.00

5

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2008
(expressed in Canadian dollars unless otherwise noted)

Option pricing models require the input of highly subjective assumptions including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

For the period ended June 30, 2008, the estimated fair value of the granted options which vested during the period totalled $764,000 (2007 – $1.027 million), of which $441,000 (2007– $367,000) is included in salaries, benefits and stock-based compensation and $323,000 (2007 – $660,000) is included in mineral properties.

The estimated fair value assigned to the stock options exercised during the periods ended June 30, 2008 and 2007 was recorded to share capital and the estimated fair value assigned to the stock options that had vested but expired or were forfeited (if any) was recorded to contributed surplus. The fair value assigned to the stock options that were both vested and forfeited during the periods ended June 30, 2008 and 2007 were included in salaries, benefits and stock-based compensation or mineral properties.

The following table summarizes information about options granted during the six months ended June 30, 2008:

		Number of
Expiry dates	Optionees	options	Exercise Price
January 2, 2013	Head office employee and executive officers	320,000	$5.41
June 1, 2013	Head office employees	85,000	4.60
June 1, 2013	Subsidiary office employees and consultants	275,000	4.60
June 1, 2013	Directors	125,000	4.60
Total granted		805,000

A summary of changes to stock options outstanding and vested is as follows:

	For the six month-periods ended
		June 30, 2008		June 30, 2007
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Options outstanding – beginning of
period	2,702,500	$ 4.19	2,435,000	$ 4.05
Granted	805,000	4.92	415,000	3.97
Exercised	(95,000)	2.33	(75,000)	3.16
Forfeited	(200,000)	4.79	(265,000)	3.78
Options outstanding – end of period	3,212,500	$ 4.39	2,510,000	$ 4.09

Options outstanding and vested – end
of period	1,442,033	$ 3.88	1,134,686	$ 3.33

6

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2008
(expressed in Canadian dollars unless otherwise noted)

The following table summarizes information about stock options outstanding and exercisable at June 30, 2008:

		Outstanding			Exercisable
		Number of		Weighted	Number of		Weighted
		options	Weighted	average	options	Weighted	average
Year	Range of	outstanding	average	remaining	exercisable	average	remaining
of	exercise	at June 30,	exercise	contractual	at June 30,	exercise	contractual
Expiry	prices	2008	price	life (years)	2008	price	life (years)
2008	$ 2.27 – 2.99	640,000	$ 2.59	0.1	640,000	$ 2.59	0.1
2009	4.50	25,000	4.50	0.6	25,000	4.50	0.6
2011	4.59 – 5.50	1,025,000	5.12	2.9	625,314	5.09	3.0
2012	3.66 – 4.90	717,500	4.36	3.8	131,719	4.06	3.6
2013	4.60 – 5.41	805,000	4.92	4.8	20,000	5.41	4.5
		3,212,500	$ 4.39	3.0	1,442,033	$ 3.88	1.7

8

Related party transactions and balances

Included in management fees and interest income are $60,000 (2007 – $Nil) and $53,433 (2007 – $4,873), respectively, for the period ended June 30, 2008 in respect of administrative services and accrued interest on a convertible loan provided by Corriente to Q2 Gold, which has a common Board of Directors and common Officers.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.

At June 30, 2008, a convertible loan in the amount of $713,017 (2007 – $402,154) was due from Q2 Gold (note 3).

7

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2008
(expressed in Canadian dollars unless otherwise noted)

9

Segmented information

The company operates within a single operating segment, which is the exploration and development of copper-gold mineral properties. The company's mineral property interests are in Ecuador, South America, as set out in note 4.

Geographic segmentation of the company's assets is as follows:

					in thousands of Canadian dollars
		June 30, 2008			December 31, 2007
	Canada	Ecuador	Total	Canada	Ecuador	Total
Cash and cash
equivalents	$87,799	$630	$88,429	$93,028	$244	$93,272
Accounts receivable
and prepayments	71	–	71	339	–	339
Convertible loan	713	–	713	461	–	461
Mineral properties	–	85,768	85,768	–	77,779	77,779
Plant and equipment	116	1,598	1,714	122	1,792	1,914
Other assets	–	3,444	3,444	–	4,260	4,260
	$88,699	$91,440	$180,139	$93,950	$84,075	$178,025

With the exception of severance costs in relation to restructuring of $Nil (2007 – $830,880) incurred by the company's Ecuador operations, the consolidated statements of loss for the six-month periods ended June 30, 2008 and 2007 reflect the Canadian operations.

10

Supplemental cash flow information

Cash and cash equivalents comprise the following:

	in thousands of Canadian dollars
	June 30,	December 31,
	2008	2007
Cash on hand and balances with banks	$766	$335
Short-term investments, with maturity dates less than
90 days at acquisition	87,663	92,937
	$88,429	$93,272

At June 30, 2008 and December 31, 2007, the company's short-term investments are invested in overnight bank deposits with R1-High investment ratings (DBRS) that are easily liquidated, as they mature daily. The company has no investments in asset-backed commercial paper.

8

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2008
(expressed in Canadian dollars unless otherwise noted)

During the six-month periods ended June 30, 2008 and 2007, the company conducted non-cash operating, investing and financing activities as follows:

	in thousands of Canadian dollars
	2008	2007
Depreciation included in mineral properties	$226	$379
Stock-based compensation included in mineral properties	$323	$660
Change in other assets and accounts payable and accrued
liabilities relating to mineral properties	$(359)	$(3,717)
Change in other assets and accounts payable and accrued
liabilities relating to plant and equipment	$–	$(469)

11

Capital management

The company's objectives when managing capital are to safeguard the company's ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the company includes its cash and cash equivalent balances and components of shareholders' equity.

The company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

In order to facilitate the management of its capital requirements, the company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

At this stage of the company's development, in order to maximize ongoing development efforts, the company does not pay out dividends.

The company's investment policy is to invest its cash in highly liquid short-term interest-bearing R1-High investment rated (DBRS) investments with maturities 90 days or less from the original date of acquisition.

The company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period. The company is currently not subject to externally imposed capital requirements.

9

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2008
(expressed in Canadian dollars unless otherwise noted)

12

Management of financial risk

The company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

(a) Currency risk

As at June 30, 2008 and December 31, 2007, the company's expenditures are predominantly in US dollars and any future equity raised is expected to be predominantly in Canadian dollars. The company conducts the majority of its business in Ecuador, which uses the US dollar as its primary economic currency. Future project development expenditures are expected to be paid in US dollars. A significant change in the relative currency exchange rates between the Canadian dollar and the US dollar could have an effect on the company's results of operations, financial position or cash flows. The company has not hedged its exposure to currency fluctuations.

As such, the company is subject to risk due to fluctuations in the exchange rates for the US and Canadian dollar. Beginning in 2007, the company began maintaining balances in Canadian and US dollars in a proportion related to the magnitude of future mineral property, plant and equipment, and administrative expenditures, and the jurisdictions in which they will likely be made.

At June 30, 2008, the company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	in thousands of US dollars
	June 30,	December 31,
	2008	2007
Cash and cash equivalents	$72,558	$78,747
Other assets	3,377	4,277
Accounts payable relating to mineral properties	(1,088)	(1,671)

Based on the above net exposures as at June 30, 2008, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in a increase/decrease of approximately $7.5 million in the company's net earnings.

(b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The company's cash equivalents and short-term investments are held at a large Canadian financial institution. Minimal cash balances are held in Ecuadorian financial institutions. These short-term investments (presented as part of cash and cash equivalents) are composed of financial instruments issued by a Canadian bank with a R1-High (DBRS) investment rating and are easily liquidated, as they mature daily. The company has no investments in asset-backed commercial paper.

10

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three and six-month periods ended June 30, 2008
(expressed in Canadian dollars unless otherwise noted)

The company's accounts receivable and prepayments consist mainly of prepaids and GST receivable due from the Federal Government of Canada. The EIA deposits included in other assets are held in a major US bank. The convertible loan is due from Q2 Gold, a related company.

(c) Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 11 to the interim consolidated financial statements.

Accounts payable relating to mineral properties and other accounts payable and accrued liabilities are due within the current operating period.

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over daily.

The risk that the company will realize a loss as a result of a decline in the fair value of the EIA deposits included in other assets is limited because these deposits will be held to maturity.

(e) Price risk

The company is exposed to price risk with respect to commodity prices. The company closely monitors commodity prices to determine the appropriate course of action to be taken by the company.

11

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Kenneth R. Shannon, Chief Executive Officer of Corriente Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Corriente Resources Inc. (the Issuer) for the period ending June 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 11, 2008

"Ken Shannon"
Kenneth R. Shannon
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Darryl F. Jones, Chief Financial Officer of Corriente Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Corriente Resources Inc. (the Issuer) for the period ending June 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 11, 2008

"Darryl F. Jones"
Darryl F. Jones
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: August 13, 2008
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer